Exhibit (a)(17)

News Release	TRW Inc. 1900 Richmond Road Cleveland, OH 44124

For Immediate Release	Contact Judy Wilkinson or Barrett Godsey Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

Jay McCaffrey, TRW Media 216-291-7179

Ron Vargo, TRW Investors 216-291-7506

TRW BOARD DETERMINES NORTHROP GRUMMAN’S $53 EXCHANGE OFFER IS FINANCIALLY INADEQUATE

Recommends TRW Shareholders Reject Northrop’s Offer And Shareholder Proposals

Continues to Pursue Value Enhancement Plan

Authorizes Exploration Of Strategic Alternatives To Enhance Shareholder Value

CLEVELAND, April 17, 2002 – TRW Inc. (NYSE: TRW) announced today that after careful consideration, including consultation with independent financial and legal advisors, its Board of Directors has unanimously (with one director absent) determined that Northrop Grumman Corporation’s (NYSE: NOC) April 15, 2002 exchange offer for all outstanding shares of TRW common stock for $53* per share is financially inadequate and not in the best interests of TRW’s shareholders. Accordingly, the Board of Directors strongly recommends that TRW shareholders reject Northrop’s offer and not tender their shares for exchange.

In making its recommendation that shareholders reject Northrop’s offer, TRW’s Board of Directors considered, among other things, that:

•	Northrop’s revised offer continues to undervalue TRW’s businesses and its opportunities.

•	The Board believes that the Company’s strategic plan to accelerate its debt reduction and separate its automotive and defense businesses is well-positioned to deliver more value than Northrop’s revised offer.

•	Goldman, Sachs & Co. and Credit Suisse First Boston Corporation, the Company’s independent financial advisors, have both expressed the opinion that Northrop’s offer is inadequate to the Company’s common shareholders from a financial point of view.

•	The revised offer does not adequately compensate TRW shareholders for transferring control of the Company to Northrop, or for the value of the synergies that the Board believes Northrop would be likely to realize if a transaction were consummated.

•	Northrop’s revised offer continues to be highly conditional. Unlike its previous proposal, it is further conditioned upon Northrop’s completion of a due diligence investigation to its satisfaction.

Philip A. Odeen, TRW’s chairman, said, “We view this revised offer as recognition on Northrop’s part that their earlier offer was grossly inadequate. As our excellent first quarter earnings announced today attest, TRW’s financial performance is strong and, as a result of favorable trends in both our automotive and defense businesses, we have increased our earnings expectations for the full year 2002.”

“At $53 per share, our Board continues to believe that Northrop’s offer is inadequate. Furthermore, Northrop’s newly imposed condition that their offer is subject to satisfactory completion of due diligence undermines the legitimacy of Northrop’s purported price increase and contradicts their stated rationale for the higher price,” continued Mr. Odeen.

In addition to continuing the aggressive execution of its value enhancement plan, TRW’s Board has authorized management and its advisors to initiate a process to explore all strategic alternatives to create shareholder value in excess of Northrop’s offer. As part of this process, TRW would anticipate sharing non-public information with interested parties, subject to their entering into appropriate confidentiality agreements. Should Northrop so desire, it may engage in this process on the same basis as other parties. TRW noted that there can be no assurance that this exploration process would lead to any agreements or transactions.

Mr. Odeen concluded, “As we’ve said all along, this is all about shareholder value and this Board will continue to do what is in the best interests of TRW shareholders.”

TRW continues to urge shareholders to vote against Northrop’s proposals at the upcoming shareholder meetings.

TRW recommends that shareholders discard any proxy materials received from Northrop Grumman and not return any blue or green proxy card. For more information about how to vote, shareholders can call the Company’s proxy solicitor, Georgeson Shareholder Communications Inc. toll-free at (866) 649-8030.

Goldman, Sachs & Co. and Credit Suisse First Boston Corporation are serving as financial advisors to TRW, and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel.

•     Northrop Grumman’s Offer to Exchange would provide for each share of TRW common stock to be exchanged for that number of shares of Northrop Grumman common stock having a value equal to $53. The exact exchange ratio would be determined by dividing $53 by the average of the closing price of Northrop Grumman common stock for the five consecutive trading days ending immediately prior to the second trading day prior to the expiration of the Offer to Exchange, but in no event will the exchange ratio be more than 0.4690 ($53/$113) or less than 0.4309 ($53/$123).

Note: Certain cautionary language relating to the benefits of the value enhancement plan in this release are contained in TRW’s April 2, 2002 Supplement to its Annual Meeting Proxy Statement.

This press release contains certain “forward-looking statements” that TRW believes are within the meaning of the Private Securities Litigation Reform Act of 1995. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and TRW is not aware of any judicial determination as to the applicability of such safe harbors to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that the preparation of any such forward-looking statements requires the use of estimates of future revenues, expenses, activity levels and economic and market conditions, many of which are outside the Company’s control. Further, the Company’s results could be affected by the ability to obtain new contract awards; the level of defense funding by the government and the termination of existing government contracts; pricing pressures from customers; moderation or decline in the automobile build rate; changes in consumer debt levels; work stoppages; unanticipated downturn in the financial condition of, or business relationships with customers or suppliers; the ability to reduce the level of outstanding debt from cash flow from operations and the proceeds from asset dispositions; a credit rating downgrade; increase in interest rates; customer recall and warranty claims; product liability and litigation issues; changes to the regulatory environment regarding automotive safety; the introduction of competing products or technology by competitors; the ability to attract and retain skilled employees with high-level technical competencies; the financial results of companies in which we have made technology investments; the availability of funding for research and development; economic, regulatory and political domestic and international conditions; fluctuations in currency exchange rates; and the impact of additional terrorist attacks, which could result in reduced automotive production, disruptions to the transportation system, or significant and prolonged disruption to air travel. In addition, there can be no assurance: (i) that an agreement relating to any investment in the Company, or relating to any sale or other distribution of all or a part of the Company’s operating businesses will be reached, or that if an agreement is reached, that the transactions contemplated by such agreement will be consummated; (ii) that the Company will spin off the Automotive business or that such spin-off will be complete by the end of the fourth quarter 2002; (iii) that the Company will be successful in reducing the amount of its indebtedness, or that the methods described for debt reduction will be utilized; (iv) as to the amount by which debt will be reduced; (v) that the Company’s strategy will deliver any particular level of value to TRW shareholders; (vi) that defense spending will rise and research, development, test and evaluation budgets will increase; (vii) that the commercial aerospace industry will stabilize; (viii) that North American 2002 light vehicle production will increase from 2001 levels; (ix) that 2002 earnings per share estimates will be met or exceeded; (x) with respect to the expected amounts of the Company’s operating cash flows in 2002, that such amounts will be utilized to reduce the amount of the Company’s indebtedness; (xi) with respect to the amounts that will be realized, if any, by the Company from divestitures; (xii) with respect to the amount of sales, earnings per share or cash flow that will be realized by the Company in 2002; and (xiii) that the Company’s costs will decrease in 2002. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized may also cause actual results to differ materially from those discussed. The Company assumes no obligation to update such estimates to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law.

Financial Teleconference and Webcast:

In conjunction with its earnings, TRW will host a conference call on April 17, 2002 at 11:00 a.m. ET to discuss this announcement. To listen to this conference call, a real-time audio Webcast will be available on TRW’s corporate Web site at www.trw.com/investorpresentation. On that Web page, a Webcast pretest is provided to ensure individual computers are configured properly for the audio stream.

The conference call is also available by dialing 706-643-0991.

A replay of the Webcast will be available for 30 days on TRW’s corporate Web site, at www.trw.com/investorpresentation. As an alternative to the Web site, the recorded call will also be available through April 24, 2002 by dialing 706-645-9291, confirmation code 3443795.

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